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Ira N. Rosner

(305) 789-7556

Ira.rosner@hklaw.com

August 3, 2020

[Filed via EDGAR]

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Kevin Stertzel
Anne McConnell

Re:	Hubbell Incorporated
File No. 001-02958
Comment Letter Dated July 16, 2020

Ladies and Gentlemen:

This letter is in regard to the above referenced comment letter (the “Comment Letter”), addressed to Mr. William Sperry, Chief Financial Officer of our client, Hubbell Incorporated (the “Company”). On behalf of the Company, I confirm the Company’s receipt of the Comment Letter on the date of this letter. In addition, per the telephonic conversation between the undersigned and Kevin Stertzel, of the Staff of the Securities and Exchange Commission, held on the date hereof, I confirm that the Company will provide its response to the Comment Letter no later than August 31, 2020, such extension to respond having been requested due to the summer vacation season and the limited availability of certain personnel resulting therefrom. Your accommodation in this regard is greatly appreciated.

If you should have any further comments or questions regarding this letter, please feel free to contact the undersigned by phone at (305) 789-7556, or alternatively, by email at ira.rosner@hklaw.com.

Very truly yours, /s/ Ira N. Rosner Ira N. Rosner